Sanofi-aventis to Reinforce its

Consumer Health Care Platform in

Poland

- Sanofi-aventis Launches Public Tender for Nepentes S.A.

Paris, France and Warsaw, Poland - May 19, 2010 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and Nepentes S.A. (WARSAW: NEP) announced today that Sanofi-Aventis sp. z o.o., a subsidiary of sanofi-aventis, Nepentes S.A. and its controlling shareholders have entered into a definitive agreement under which Sanofi-Aventis sp. z o.o. launched a public tender for 100 percent of the outstanding shares of Nepentes S.A., a Polish manufacturer of pharmaceuticals and dermocosmetics, listed on the Warsaw Stock Exchange.

Prior to announcing this public tender , Sanofi-Aventis sp. z o.o., Nepentes S.A. and its controlling shareholders, who in the aggregate own approximately 63% of Nepentes S.A.’s outstanding share capital, signed an investment agreement under which these shareholders have irrevocably committed, subject to limited exceptions, to tender all their shares in Nepentes S.A. to Sanofi-Aventis sp. z o.o., and have undertaken not to accept any other tender that may be launched in competition with the tender by Sanofi-Aventis sp. z o.o.

Nepentes S.A. is a rapidly growing Consumer Health Care company founded in 1991. Nepentes S.A. has consistently shown its capacity for growth and development of new brands, and has a proven track record of successful launches. The company focuses on pharmacy dermocosmetics, where it managed to develop and launch a portfolio of innovative products including key brands like Iwostin and Emolium. In 2009, Nepentes S.A. sales reached PLN 134.9 million – or around 30 million euros - of which 85% are realized in Poland. The company has affiliates in Bulgaria and Romania.

The combination of Nepentes S.A.’s business with the one of Zentiva and sanofi-aventis will create a leading consumer healthcare (CHC) business in Poland, the 5th largest CHC market in Europe, and will consolidate sanofi-aventis’ leading CHC position in Central and Eastern Europe. Further growth acceleration is anticipated through the extension of Nepentes S.A. product lines outside Poland, with a diversified portfolio of dermocosmetics and medicines.

The two founders of Nepentes S.A., Lukasz Butruk and Marek Orlowski, have agreed to consult sanofi-aventis management for a period of three years.

“The acquisition of Nepentes S.A. will be an important step in sanofi-aventis’ diversification strategy in the fast growing emerging European markets”, said Belen Garijo, Senior Vice President, Europe, sanofi-aventis. “This acquisition will further enrich our leading consumer health care presence in Poland, offering double-digit sustainable growth potential. We have great respect for Nepentes’ top-class management team, which has an excellent track record of sales and earnings growth based on building category leader brands”.

“This transaction is of an immediate and significant value for Nepentes’ shareholders. It also benefits the company itself as well as its employees and customers. It shows innovation can thrive in Poland and this fact is now internationally recognized”, said Lukasz Butruk on behalf of himself and the other co-founder of Nepentes – Marek Orlowski. “We are excited to work with the sanofi-aventis teams to capture the significant growth opportunities this combination would create, as Nepentes would form the development platform of dermocosmetics business in Poland and Central and Eastern Europe for sanofi-aventis. We are confident that under sanofi-aventis Nepentes will further develop its original business. We are glad to see sanofi-aventis respect and understanding for Nepentes team.”

The CHC market in Poland represented about 1.6 billion euros in 2009, up 16%, according to IMS Health, and ranks 5th in Europe, after France, Germany, Italy and the United Kingdom. The dermocosmetics market is one of the fastest growing consumer healthcare segments in Poland. Nepentes S.A. is the second leading player in this market with 10% market share in 2009.

The tender is conditional on the tender of at least 90% of all outstanding shares of Nepentes S.A., as well as the receipt of Polish competition approval. If the public tender is successful, sanofi-aventis reserves the right to conduct a squeeze-out of the remaining minority shareholders and to delist the Company from trading on the WSE.

According to the signed agreement, the price at which the shares will be acquired from the main shareholders is PLN 26,00 per share (the “Majority Price”). The price at which the shares will be acquired from any other minority shareholders is PLN 28,00 (the “Minority Price”). This tender values Nepentes S.A. at PLN 419 889 600 (€ 104 998 650).

The Minority Price is 6.1% higher than the average market price for the shares for the six-month period preceding the announcement of the tender and 0.3% higher than the average market price for the shares for the three-month period preceding the announcement of the tender. The Minority Price provides an excellent opportunity for all Nepentes S.A. minority shareholders to exit their investment in the company at a higher price than that offered to the majority shareholders.

Subscriptions for the sale of the shares will be accepted from June 10, 2010, through and including August 10, 2010, on all Polish business days (Monday to Friday, excluding statutory holidays). The tender may be extended under certain circumstances if additional time is required to meet the tender conditions.

The official tender document has been published today by the Polish Press Agency (PAP). A mandatory current report about the intended transaction has been made today by Nepentes S.A. through the Polish stock market’s ESPI system.

This announcement does not constitute an offer for securities of Nepentes S.A. No offer will be extended to the United States, Canada, Japan or to other jurisdictions where such extension would constitute a violation of the laws of that jurisdiction.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

About Nepentes S.A.

Established in 1991, Nepentes S.A. is one of the oldest companies founded entirely with Polish capital to operate on the pharmaceutical market. It has developed and currently manufactures the Iwostin, Emolium, Elixine, Propodia and Propolki brands, which are sold in Poland and in other countries of the CEE region. In 2006 in Łódź, Nepentes launched a new production plant with an in-house research and development laboratory, compliant with the highest global standards. In September 2007 Nepentes established two subsidiaries: Nepentes Romania and Nepentes Bulgaria, while in early 2008 Nepentes set up its own sales structures in Lithuania. The Company has also registered subsidiaries in the Czech Republic and Slovakia. In addition, the business scope of Nepentes S.A. comprises the introduction and promotion of a number of internationally-recognised pharmaceutical brands in Poland and on other CEE markets. Nepentes S.A. is the exclusive representative for Poland for the Sudocrem, neo-angin, Melisana and Marimer brands, to name just a few. Nepentes S.A. is a public company, listed on the Warsaw Stock Exchange since December 2007. Its principal shareholders are Łukasz Butruk (15.83% interest), Marek Orłowski (15.85% interest), MORLUK Sp. z o.o. Spółka komandytowa (31.09% interest), OFE ING Polska (5.01%), and OFE Aviva (5.80%).

Sanofi-aventis Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

MEDIA CONTACTS

For sanofi-aventis:	For Nepentes S.A.:
Jean-Marc Podvin	Magdalena Sidorowicz
Corporate Communications	Corporate PR Manager
+33 (1) 53 77 42 23	+48 22 833 63 94
MR@sanofi-aventis.com	magdalena.sidorowicz@nepentes.com

Michał Wierzchowski
Corporate Communications Manager
CC Group
+48 22 440 1 440, +48 605 959 539
m.wierzchowski@ccgroup.com.pl

INVESTOR CONTACTS

For sanofi-aventis:	For Nepentes S.A.:
Sebastien Martel	Adam Kalkusiński
Corporate Investor Relations	Head of Investor Relations
+33 (1) 53 77 45 45	CC Group
IR@sanofi-aventis.com	+48 22 440 1 440, +48 601 240 166
a.kalkusinski@ccgroup.com.pl

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